Exhibit 99.1

Almonty Secures Corrective Disclosure from Pure Tungsten Following Successful Settlement Confirming Tiger Kim Held No Leadership Role at Almonty at Any Time

DILLON, Montana – October 2, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today noted that Pure Tungsten Inc. (“Pure Tungsten”) has published a clarification on its website regarding Mr. Tiger Kim’s prior involvement with Almonty (the “Corrective Dis-closure”), accessible at https://www.puretungsten.ca/news-1/pure-tungsten-clarification-of-tiger-kims-prior-involvement-with-almonty-industries.

The Corrective Disclosure follows legal proceedings commenced by Almonty in the Ontario Superior Court of Justice on October 10, 2025 in which Almonty sought, among other things, an order compelling Pure Tungsten to issue corrective disclosure to the recipients of correspondence in which it had incorrectly stated that Mr. Kim had served as a Representative Director of the Sangdong Mine from 2010 to 2020, and publish corrective disclosure addressing the fact that those statements were disseminated online.

Pure Tungsten’s Corrective Disclosure is the subject of a settlement agreement between the parties.

Almonty reiterates that Mr. Kim has never held any executive, officer, or director position with Almonty. His limited role as an independent contractor ended on December 31, 2015, and any prior suggestion to the contrary by Pure Tungsten was false and misleading.

Pure Tungsten’s corrective disclosure confirms what Almonty has maintained from the outset; that Mr. Kim’s involvement with Almonty was limited and ended years ago.

About Almonty

Almonty (NASDAQ: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

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Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us